Exhibit 2

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

IMC GLOBAL INC.
(a Delaware corporation),

PRP-GP LLC
(a Delaware limited liability company),

FMRP INC.
(a Delaware corporation),

PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP
(a Delaware limited partnership)

AND

PHOSPHATE ACQUISITION PARTNERS L.P.
(a Delaware limited partnership)

THIS AGREEMENT AND PLAN OF MERGER dated as of March 17, 2004 (this "Merger Agreement"), is entered into by and among IMC Global Inc., a Delaware corporation ("IMC"), PRP-GP LLC, a Delaware limited liability company ("PRP-GP"), FMRP Inc., a Delaware corporation ("FMRP"), Phosphate Resource Partners Limited Partnership, a Delaware limited partnership ("PLP"), and Phosphate Acquisition Partners L.P., a Delaware limited partnership ("Merger Sub").

RECITALS

A.        IMC owns 100% of the limited liability company interests of PRP-GP and 100% of the stock of FMRP.

B.         PRP-GP, the administrative managing general partner of PLP, owns a 51.58% general partner interest in PLP, and FMRP, the special general partner of PLP, owns a 0.02% general partner interest in PLP.

C.        Merger Sub was recently formed in contemplation of the merger.  PRP-GP, the administrative managing general partner of Merger Sub, owns a 1.0% limited partner interest and a 98.96125% general partner interest in Merger Sub, and FMRP, the special general partner of Merger Sub, owns a 0.03875% general partner interest in Merger Sub.

D.        The board of directors of PRP-GP has determined that, upon the recommendation of the Special Committee (as hereinafter defined), it is in the best interest of PLP and its limited partners (other than those limited partners who are affiliates of IMC) that PLP merge with and into Merger Sub with Merger Sub being the surviving entity (the "Merger") and such board of directors has approved the Merger and this Merger Agreement.

E.         The Merger and this Merger Agreement have heretofore been approved and authorized by all partners of Merger Sub pursuant to the partnership agreement of Merger Sub.

F.         PRP-GP, as administrative managing general partner of PLP, has approved and adopted resolutions approving and adopting the Merger and this Merger Agreement in accordance with the Delaware Revised Uniform Limited Partnership Act ("DRULPA").

G.        Consummation of the Merger requires the approval of the Merger and the Merger Agreement by the owners of more than 50 percent of the partnership interests in PLP (the "Unit Majority").  IMC and PRP-GP intend to solicit the vote of the outstanding partnership interests of PLP in order to obtain the Unit Majority.  PRP-GP, as holder of 51.58% of the partnership interests in PLP, will vote all of such interests in favor of the Merger.  FMRP, as holder of .02% of the partnership interests in PLP, will vote all of such interests in favor of the Merger.  Thus, the Unit Majority will be obtained.  Subject to certain limitations, upon consummation of the merger of PLP with and into Merger Sub, the limited partner interests of PLP held by limited partners (or their assignees) of PLP (other than IMC or its affiliates) (collectively, the "Unitholders") will be converted into the right to receive a number of shares of common stock, par value $1.00 per share, of IMC ("IMC Common Stock") as described in more detail in Section 1.2(a).

H.        A special committee of the outside directors of the board of directors of PRP-GP (the "Special Committee"), consisting solely of persons who are independent with respect to the transactions contemplated hereby, was appointed and has determined with the assistance of its financial and legal advisors that this Merger Agreement and the transactions contemplated hereby, including the Merger and payment of the Merger Consideration (as defined below), is fair and reasonable to, and is in the best interest of, PLP and its Unitholders.

I.          Pursuant to an agreement dated December 19, 2003 between IMC and Keystone, Inc., a Texas corporation, Alpine Capital, L.P., a Texas limited partnership, and the Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation (together, the "Selling Unitholders"), the Selling Unitholders agreed to exchange all of their 30,732,100 limited partner interests in PLP in exchange for the Merger Consideration (as defined herein and therein) pursuant to this Merger Agreement.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

Section 1.1    Merger.  At the Effective Time (as defined in Section 1.4), PLP shall merge with and into Merger Sub, the separate existence of PLP shall cease, and Merger Sub, as the surviving entity, shall continue to exist by virtue of and shall be governed by the laws of the State of Delaware.

Section 1.2    Merger Value for PLP Limited Partners; IMC Common Stock Offered.

(a)    At the Effective Time, by virtue of the Merger and subject to Section 1.2(d), each PLP Unit outstanding immediately prior thereto will be converted into the right to receive 0.2 of a share of IMC Common Stock (the "Merger Consideration").  A Unitholder will receive the Merger Consideration upon the delivery by such Unitholder of a completed letter of transmittal (the "Letter of Transmittal") and the surrender of such Unitholder's certificates, depositary receipts ("Depositary Receipts"), or rights relating to any entry on the books of the transfer agent ("Book Entries"), all of which represent limited partner interests in PLP (each, a "PLP Unit").  The Letter of Transmittal will provide instructions as to how to surrender any PLP Units.  IMC has entered into another merger agreement as of January 26, 2004, pursuant to which it will merge with and into another entity shortly after the Effective Time (the "Second Merger").  In such event, all holders of IMC Common Stock would be entitled to receive a new form of consideration in exchange for their IMC Common Stock (the "Second Merger Consideration").  Notwithstanding anything herein to the contrary, following the Merger, any Unitholder as of the Effective Time who has not yet received the Merger Consideration pursuant to the Merger prior to the effectiveness of the Second Merger shall have the right to receive, from and after the effectiveness of the Second Merger, the Second Merger Consideration (together with any cash payable pursuant to Section 1.2(d) hereof) as if such Unitholder had received, immediately prior to the effectiveness of the Second Merger, the number of whole shares of IMC Common Stock such holder would otherwise be entitled to receive as a consequence of the Merger.

(b)    All PLP Units from and after the Effective Time will no longer be outstanding and will automatically be cancelled and retired and shall cease to exist, and each holder of a certificate, Depositary Receipt or Book Entry representing any PLP Units shall cease to have any rights with respect thereto, except the Unitholders shall have the right to receive the amount of IMC Common Stock to be delivered in consideration therefor upon delivery of such certificate or Depositary Receipt or cancellation of such Book Entry in accordance with the instructions of the Letter of Transmittal.

(c)    Notwithstanding (a) and (b) above, the partnership interests, whether general or limited, in PLP held by IMC and its affiliates (including PRP-GP and FMRP) shall be cancelled without any consideration being received therefor; provided, however, that after the Merger, PRP-GP will continue to own a combined 99.96125% partnership interest in Merger Sub and FMRP will continue to own a 0.03875% partnership interest in Merger Sub.

(d)    No fractional shares of IMC Common Stock will be issued in the merger.  In lieu of receiving a fractional share of IMC Common Stock for any PLP Units, a Unitholder otherwise entitled to receive a fractional share will be entitled to receive, from the exchange agent and in accordance with the provisions of this Section 1.2(d), a cash payment representing such Unitholder's proportionate interest, if any, in the net proceeds from the sale by the exchange agent in one or more transactions (which sale transactions shall be made at such times, in such manner and on such terms as the exchange agent shall determine in its reasonable discretion) on behalf of all such holders of the aggregate of the fractional shares of IMC Common Stock which would otherwise have been issued (the "Excess Shares").  The sale of the Excess Shares by the exchange agent shall be executed on the New York Stock Exchange (the "NYSE") through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable.  Until the net proceeds of such sale or sales have been distributed to the Unitholders, the exchange agent will hold such proceeds in trust for the Unitholders.  IMC shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including, without limitation, the expenses and compensation of the exchange agent, incurred in connection with such sale of the Excess Shares.  As soon as practicable after the determination of the amount of cash, if any, to be paid to Unitholders in lieu of any fractional shares of IMC Common Stock, the exchange agent shall make available such amounts to such Unitholders without interest.

Section 1.3    Closing.  The closing of the Merger (the "Closing") shall take place at the offices of Vinson & Elkins L.L.P., 666 Fifth Avenue, New York, NY 10103, as soon as practicable after the fulfillment of the conditions referred to in Article III, or at such other time and place as the parties shall agree (the date of such Closing being the "Closing Date").

Section 1.4    Effective Time of Merger.  Upon satisfaction of the conditions set forth in Article III hereof and as soon as practicable after the Closing, a certificate of merger setting forth the information required by, and otherwise in compliance with, Section 17-211 of DRULPA with respect to the Merger, shall be delivered for filing with the Secretary of State of the State of Delaware.  The Merger shall become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time").  A form of the certificate of merger is attached hereto as Exhibit A.

Section 1.5    Effect of Merger.  At the Effective Time of the Merger, Merger Sub, without further action, as provided by the laws of the State of Delaware, shall succeed to and possess all the rights, privileges and powers of PLP, and all property, real, personal and mixed, and all debts due on whatsoever account, as well as all other things and causes of action, of or belonging to or due to PLP shall be deemed to be vested in Merger Sub without further act or deed; and the title to any real estate, or any interest therein, vested in Merger Sub shall not revert or be in any way impaired by reason of the Merger.  At and after the Effective Time, all debts, liabilities, and duties of PLP, including (i) PLP's payment and other obligations under the Indenture dated as of February 1, 1996, between PLP and Chemical Bank, as trustee, and (ii) franchise taxes, if any, shall attach to Merger Sub, and may be enforced against Merger Sub to the same extent as if said debts, liabilities, and duties had been incurred or contracted by it.  Neither the rights of creditors nor any liens upon the property of PLP shall be impaired by the Merger.

Section 1.6    Certificate of Limited Partnership and Partnership Agreement.  The certificate of limited partnership of Merger Sub and the partnership agreement of Merger Sub (the "Merger Sub Documents") as in effect immediately prior to the Merger shall be and remain the Merger Sub Documents after the Effective Time, until the same shall thereafter be altered, amended, or repealed in accordance with the law and the Merger Sub Documents.

Section 1.7    Exchange of PLP Units for IMC Common Stock.

(a)    IMC shall mail certificates representing shares of IMC Common Stock to the Unitholders of record promptly following the Closing Date in payment of the Merger Consideration, if such Unitholders have surrendered their certificates or Depositary Receipts or cancelled their Book Entries representing PLP Units in accordance with the instructions and procedures set forth in the Letter of Transmittal delivered to the Unitholders following the Effective Time.

(b)    After the Effective Time, there shall not be any further registration of transfers on the transfer books of PLP of the PLP Units that were issued and outstanding immediately before the Closing Date and were converted into the right to receive IMC Common Stock.  If, after the Effective Time, certificates, Depositary Receipts or Book Entries representing PLP Units are presented, they shall be exchanged for the Merger Consideration as provided for in this Article.  No dividends or other distributions with respect to IMC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered PLP Units with respect to the IMC Common Stock to be received in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.2(d), in each case until the surrender of such PLP Units.  Subject to the effect of applicable laws, following surrender of any such PLP Units, there shall be paid to the holder of the whole shares of IMC Common Stock issued in respect thereof, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of IMC Common Stock to which such holder may be entitled pursuant to Section 1.2(d) and the proportionate amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of IMC Common Stock, and (ii) at the appropriate payment date, the proportionate amount of any dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of IMC Common Stock.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of PLP.  Except as may be disclosed in its reports filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PLP hereby represents and warrants to IMC as follows:

(a)    Formation; Qualification.  PLP is a limited partnership duly formed under DRULPA and is validly existing and in good standing under the laws of the State of Delaware.  PLP has all requisite partnership power and authority to own, operate or lease its properties and to carry on its business as now being conducted.  PLP is duly qualified to do business as a foreign limited partnership and is in good standing in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualifications necessary, except where such failure to be so qualified and in good standing would, individually or in the aggregate, not reasonably be expected to have a material adverse effect on its current or future financial position or operations (a "Material Adverse Effect").

(b)    Capitalization.  As of December 31, 2003, PLP had 50,080,645 PLP Units issued and outstanding.  All of the outstanding PLP Units are free of all preemptive rights and are fully paid.  There are no outstanding subscriptions, options or other arrangements or commitments obligating PLP to issue any additional partnership interests.

(c)    No Conflicts.  Consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Merger Agreement will not conflict with, result in a breach of, require notice under or constitute a default under (i) its certificate of limited partnership or partnership agreement, (ii) any material judgment, order, injunction, decree or ruling of any court or governmental authority or (iii) any material agreement, indenture or instrument to which PLP is a party or by which its assets are bound.

(d)    Authority, Authorization and Enforceability.  PLP has all requisite partnership power and authority to enter into and perform the provisions of this Merger Agreement.  The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary partnership action on the part of PLP or PRP-GP as its general partner, other than any action required to obtain the Unit Majority approval.  Subject to such Unit Majority approval, this Merger Agreement has been duly executed and delivered by PLP and constitutes a valid and binding obligation of PLP enforceable in accordance with its terms.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any governmental entity is required by or with respect to PLP in connection with the transactions contemplated by this Merger Agreement, except for (i) the filing, waiting period and other applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing with the SEC of the Proxy Statement/Prospectus (as defined in Section 4.3) and any related documents that may be required by the SEC, (iii) the filing of the certificate of merger with the Secretary of State of the State of Delaware, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as would not prevent or materially delay the ability of PLP to consummate the transactions contemplated by this Merger Agreement.

(e)    SEC Reports; Financial Statements.

(i)    PLP's (A) Annual Report on Form 10-K for the year ended December 31, 2002, (B) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, and (C) all other reports or registration statements filed with the SEC since December 31, 2002 (collectively, "PLP's Reports") (1) were prepared in accordance with the applicable requirements of the Securities Act of 1933 (the "Securities Act") and the Exchange Act, and (2) as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)    Each of the financial statements of PLP for the year ended December 31, 2002 and for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 contained in PLP's SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the financial position of PLP as of the respective dates thereof and the results of operations and cash flows of PLP for the periods indicated, except that the unaudited interim financial statements may be subject to normal and recurring year-end adjustments that are not expected to be material in amount.

(f)    No Material Adverse Change.   Since September 30, 2003, PLP has conducted its operations in the ordinary and usual course of business and has paid its obligations as they have become due; and the business and prospects of PLP have not undergone any material adverse change since such date.

(g)    No Litigation.  Except as set forth on Schedule 2.1, no suit, action or proceeding shall have been filed or otherwise be pending against PLP or any officer, director or affiliate of PLP challenging the legality or any aspect of the Merger or the transactions related thereto.

(h)    Accuracy of Information.  None of the information supplied or to be supplied by PLP for inclusion in the Proxy Statement/Prospectus, as amended or supplemented, will, at the time of the mailing of the Proxy Statement/Prospectus, the time of the special meeting of the partners of PLP (the "Special Meeting") or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 2.2    Representations and Warranties of PRP-GP.  PRP-GP hereby represents and warrants to IMC as follows:

(a)    Organization; Qualification.  PRP-GP is a limited liability company duly formed under the Delaware Limited Liability Company Act (the "LLC Act") and is validly existing and in good standing under the laws of the State of Delaware.  PRP-GP has all requisite limited liability company power and authority to own, operate or lease its properties and to carry on its business as now being conducted.  PRP-GP is duly qualified to do business as a foreign limited liability company and is in good standing in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualifications necessary, except where such failure to be so qualified and in good standing would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect.

(b)    No Conflicts.  Consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Merger Agreement will not conflict with, result in a breach of, require notice under or constitute a default under (i) its certificate of formation or limited liability company agreement, (ii) any material judgment, order, injunction, decree or ruling of any court or governmental authority or (iii) any material agreement, indenture or instrument to which PRP-GP is a party or by which its assets are bound.

(c)    Authority, Authorization and Enforceability.  PRP-GP has all requisite limited liability company power and authority to execute and deliver this Merger Agreement and to perform the provisions of this Merger Agreement.  The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of PRP-GP.  This Merger Agreement has been duly executed and delivered by PRP-GP and constitutes a valid and binding obligation of PRP-GP enforceable in accordance with its terms.

(d)    No Material Adverse Change. Since September 30, 2003, PRP-GP has conducted its operations in the ordinary and usual course of business and has paid its obligations as they have become due; and the business and prospects of PRP-GP have not undergone any material adverse change since such date.

(e)    No Litigation.  Except as set forth on Schedule 2.1, no suit, action or proceeding shall have been filed or otherwise be pending against PRP-GP or any officer, director or affiliate of PRP-GP challenging the legality or any aspect of the Merger or the transactions related thereto.

(f)    Accuracy of Information.  None of the information supplied or to be supplied by PRP-GP for inclusion in the Proxy Statement/Prospectus, as amended or supplemented, will, at the time of the mailing of the Proxy Statement/Prospectus, the time of the Special Meeting or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)    Merger Sub has been newly formed solely in order to consummate the Merger, and at no time (i) has Merger Sub had any assets, other than nominal assets contributed upon the formation of Merger Sub, which assets will be held by it following the Merger, or (ii) has or, prior to the Merger, will Merger Sub conduct any business activities or other operations of any kind other than the issuance of its interests to PRP-GP and FMRP.

Section 2.3    Representations and Warranties of FMRP.  FMRP hereby represents and warrants to IMC as follows:

(a)    Organization; Qualification.  FMRP is a corporation duly formed under the Delaware General Corporation Law ("DGCL") and is validly existing and in good standing under the laws of the State of Delaware.  FMRP has all requisite corporate power and authority to own, operate or lease its properties and to carry on its business as now being conducted.  FMRP is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualifications necessary, except where such failure to be so qualified and in good standing would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect.

(b)    No Conflicts.  Consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Merger Agreement will not conflict with, result in a breach of, require notice under or constitute a default under (i) its certificate of incorporation or bylaws, (ii) any material judgment, order, injunction, decree or ruling of any court or governmental authority or (iii) any material agreement, indenture or instrument to which FMRP is a party or by which its assets are bound.

(c)    Authority, Authorization and Enforceability.  FMRP has all requisite corporate power and authority to execute and deliver this Merger Agreement and to perform the provisions of this Merger Agreement.  The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of FMRP.  This Merger Agreement has been duly executed and delivered by FMRP and constitutes a valid and binding obligation of FMRP enforceable in accordance with its terms.

(d)    No Material Adverse Change. Since September 30, 2003, FMRP has conducted its operations in the ordinary and usual course of business and has paid its obligations as they have become due; and the business and prospects of FMRP have not undergone any material adverse change since such date.

(e)    No Litigation.  Except as set forth on Schedule 2.1, no suit, action or proceeding shall have been filed or otherwise be pending against FMRP or any officer, director or affiliate of FMRP challenging the legality or any aspect of the Merger or the transactions related thereto.

(f)    Accuracy of Information.  None of the information supplied or to be supplied by FMRP for inclusion in the Proxy Statement/Prospectus, as amended or supplemented, will, at the time of the mailing of the Proxy Statement/Prospectus, the time of the Special Meeting or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 2.4    Representations and Warranties of IMC.  Except as may be disclosed in its reports filed with the SEC pursuant to the Exchange Act, IMC hereby represents and warrants to PLP, PRP-GP and FMRP as follows:

(a)    Organization; Qualification.  IMC is a corporation duly formed under the DGCL and is validly existing and in good standing under the laws of the State of Delaware.  IMC has all requisite corporate power and authority to own, operate or lease its properties and to carry on its business as now being conducted.  IMC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualifications necessary, except where such failure to be so qualified and in good standing would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect.

(b)    Capitalization.  As of December 31, 2003, (i) 115,102,626 shares of IMC Common Stock were issued and outstanding, (ii) 15,486,798 shares of IMC Common Stock were held by IMC in its treasury, (iii) 2,750,000 shares of IMC Preferred Stock were issued and outstanding, (iv) 17,400,000 shares of IMC Common Stock were reserved for issuance pursuant to IMC stock plans (of which 16,385,318 shares of IMC Common Stock were subject to outstanding options to purchase shares of IMC Common Stock granted under IMC stock plans), (v) approximately 21,619,400 shares of IMC Common Stock were reserved for issuance upon conversion of IMC Preferred Stock, (vi) 4,880,600 shares of IMC Common Stock were reserved for issuance as stock dividends that may be payable on IMC Preferred Stock, and (vii) 300,000 shares of Series D Junior Participating Preferred Stock, par value $1.00 per share, were reserved for issuance pursuant to the rights under a Rights Agreement, dated as of May 27, 1999, between IMC and First Chicago Trust Company of New York (or EquiServe, as successor thereto), as rights agent.  Except for outstanding shares of IMC restricted stock which may not technically be fully paid to the extent full consideration therefore includes service up to the date of vesting, all of the outstanding shares of IMC Common Stock are free of all preemptive rights and are fully paid.  There are no outstanding subscriptions, options or other arrangements or commitments obligating IMC to issue any additional IMC Common Stock, other than such as are described in this Section 2.4(b) or are described or contemplated by IMC's filings under the Exchange Act, including the exhibits thereto.

(c)    No Conflicts.  Consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Merger Agreement will not conflict with, result in a breach of, require notice under or constitute a default under  (i) its certificate of incorporation or bylaws, (ii) any material judgment, order, injunction, decree or ruling of any court or governmental authority or (iii) any material agreement, indenture or instrument to which IMC is a party or by which its assets are bound.

(d)    Authority, Authorization and Enforceability.  IMC has all requisite corporate power and authority to execute and deliver this Merger Agreement and to perform the provisions of this Merger Agreement.  The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of  IMC.  This Merger Agreement has been duly executed and delivered by IMC and constitutes a valid and binding obligation of IMC enforceable in accordance with its terms.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any governmental entity is required by or with respect to IMC in connection with the transactions contemplated by this Merger Agreement, except for (i) the filing, waiting period and other applicable requirements of the HSR Act, (ii) the filing with the SEC of the Proxy Statement/Prospectus and any related documents that may be required by the SEC, (iii) the filing of the certificate of merger with the Secretary of State of the State of Delaware, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as would not prevent or materially delay the ability of IMC to consummate the transactions contemplated by this Merger Agreement.

(e)    Issuance of IMC Common Stock.  When issued in accordance with this Merger Agreement, the shares of IMC Common Stock will have been duly authorized and will be validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(f)    SEC Reports; Financial Statements.

(i)    IMC's (A) Annual Report on Form 10-K for the year ended December 31, 2002, (B) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 and (C) all other reports or registration statements filed with the SEC since December 31, 2002 (collectively, "IMC's SEC Reports") (1) were prepared in accordance with the applicable requirements of the Securities Act  and the Exchange Act, and (2) as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)    Each of the financial statements of IMC for the year ended December 31, 2002 and for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 contained in IMC's SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the financial position of IMC as of the respective dates thereof and the results of operations and cash flows of IMC for the periods indicated, except that the unaudited interim financial statements may be subject to normal and recurring year-end adjustments that are not expected to be material in amount.

(g)    No Material Adverse Change. Since September 30, 2003, IMC has conducted its operations in the ordinary and usual course of business and has paid all of its obligations as they have become due; and the business and prospects of IMC have not undergone any material adverse change since such date.

(h)    No Litigation.  Except as set forth on Schedule 2.1 no suit, action or proceeding shall have been filed or otherwise be pending against IMC or any officer, director or affiliate of IMC challenging the legality or any aspect of the Merger or the transactions related thereto.

(i)    Accuracy of Information.  None of the information supplied or to be supplied by IMC for inclusion in the Proxy Statement/Prospectus, as amended or supplemented, will, at the time of the mailing of the Proxy Statement/Prospectus, the time of the Special Meeting or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 2.5    Representations and Warranties of Merger Sub.  Merger Sub hereby represents and warrants to IMC, PLP, PRP-GP and FMRP as follows:

(a)        Organization; Qualification.  Merger Sub is a limited partnership duly formed under DRULPA and is validly existing and in good standing under the laws of the State of Delaware.  Merger Sub has all requisite partnership power and authority to own, operate or lease its properties and to carry on its business as now being conducted.  Merger Sub is duly qualified to do business as a foreign limited partnership and is in good standing in each jurisdiction where the character of its properties owned, operated or leased, or the nature of its activities, makes such qualifications necessary, except where such failure to be so qualified and in good standing would, individually or in the aggregate, not reasonably be expected to have a Material Adverse Effect.

(b)        No Conflicts.  Consummation of the transactions contemplated hereby and compliance with the terms and provisions of this Merger Agreement will not conflict with, result in a breach of, require notice under or constitute a default under (i) the Merger Sub Documents, (ii) any material judgment, order, injunction, decree or ruling of any court or governmental authority or (iii) any material agreement, indenture or instrument to which Merger Sub is a party.

(c)        Authority, Authorization and Enforceability.  Merger Sub has all requisite partnership power and authority to execute and deliver this Merger Agreement and to perform the provisions of this Merger Agreement.  The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all partners of Merger Sub. This Merger Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding obligation of Merger Sub enforceable in accordance with its terms.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any governmental entity is required by or with respect to Merger Sub in connection with the transactions contemplated by this Merger Agreement, except for (i) the filing, waiting period and other applicable requirements of the HSR Act, (ii) the filing with the SEC of the Proxy Statement/Prospectus and any related documents that may be required by the SEC, (iii) the filing of the certificate of merger with the Secretary of State of the State of Delaware, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as would not prevent or materially delay the ability of Merger Sub to consummate the transactions contemplated by this Merger Agreement.

ARTICLE III
CONDITIONS PRECEDENT TO THE MERGER

Section 3.1    Conditions to Each Party's Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by the intended beneficiary thereof in its sole discretion) at or prior to the Closing Date of the following conditions:

(a)    This Merger Agreement shall have been approved by the Unit Majority voting in person or by proxy at the Special Meeting at which a quorum is present.

(b)    No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger and the transactions related thereto.

(c)    The shares of IMC Common Stock issuable upon the Merger pursuant to this Merger Agreement shall have been authorized for listing on the New York Stock Exchange upon official notice of issuance.

(d)    The parties to the Merger shall have made all filings and registrations with, and notifications to, all third parties, including, without limitation, lenders and all appropriate regulatory and governmental authorities, required for consummation of the transactions contemplated by this Merger Agreement (including (i) the filing under the HSR Act and (ii) the filing with the SEC of the Proxy Statement/Prospectus and any related documents), and all approvals and authorizations and consents of all third parties, including, without limitation, lenders and all regulatory and governmental authorities, required for consummation of the transactions contemplated by this Merger Agreement, shall have been received and shall be in full force and effect, except for such filings, registrations, notifications, approvals, authorizations and consents, the failure of which to make or obtain would not have a material adverse effect on the business or financial condition of PLP or IMC.

(e)    Any waiting periods (and any extensions thereof) applicable to the transactions contemplated hereby under applicable antitrust or trade regulation laws and regulations, including, without limitation, under the HSR Act, shall have expired or been terminated.

Section 3.2     Conditions to Obligations of IMC to Effect the Merger.  The obligations of IMC to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by the intended beneficiary thereof in its sole discretion), at or prior to the Closing Date, of the following additional conditions:

(a)    PLP, PRP-GP, FMRP and Merger Sub shall have performed in all material respects their respective agreements contained in this Merger Agreement required to be performed at or prior to the Closing Date.

(b)    The representations and warranties of PLP, PRP-GP, FMRP and Merger Sub contained in this Merger Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time unless they relate to another specified time.

Section 3.3    Conditions to Obligations of PLP, PRP-GP, FMRP and Merger Sub to Effect the Merger.  The obligations of PLP, PRP-GP, FMRP and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by the intended beneficiary thereof in its sole discretion) at or prior to the Closing Date of the following additional conditions:

(a)    IMC shall have performed in all material respects its agreements contained in this Merger Agreement required to be performed at or prior to the Closing Date.

(b)    The representations and warranties of IMC contained in this Merger Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time unless they relate to another specified time.

ARTICLE IV
ADDITIONAL AGREEMENTS

Section 4.1    Conduct of Business Pending the Merger.  Each of PLP, PRP-GP and FMRP covenants and agrees that, between the date of this Merger Agreement and the Closing Date, unless the other parties shall otherwise agree in writing or as otherwise contemplated in this Merger Agreement, it shall conduct its businesses only in the ordinary course of business and in a manner consistent with past practice, and it shall not take any action except for actions consistent with such practice.  Each of PLP, PRP-GP and FMRP shall use its reasonable best efforts to preserve intact its business organization, to keep available the services of its present officers, employees and consultants, and to preserve its relationships with customers, suppliers and other persons with which it has significant business dealings.  IMC covenants and agrees that, between the date of this Merger Agreement and the Closing Date, unless the other parties shall otherwise agree in writing or as otherwise contemplated in this Merger Agreement, it shall not take any action outside of the ordinary course of business which could reasonably be expected to imperil the consummation of the Merger and the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing, IMC shall be permitted to take any action that is not prohibited by the Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, by and among IMC, Global Nutrition Solution, Inc. GNS Acquisition Corp., Cargill, Incorporated and Cargill Fertilizer Inc., a copy of which is attached hereto as Exhibit B.

Section 4.2    Special Meeting; Proxies.  As soon as reasonably practicable after the execution of this Merger Agreement, PRP-GP, as administrative managing general partner of PLP, will take all action necessary to duly call, give notice of, convene and hold the Special Meeting to consider and vote upon approval of this Merger Agreement and the transactions contemplated hereby.  Unless the Special Committee determines in good faith that compliance by the PRP-GP board of directors with its fiduciary duties requires otherwise, PLP will use its reasonable best efforts to solicit from the limited partners proxies in favor of this Merger Agreement and the transactions contemplated hereby, and to take all other action necessary or advisable to secure any vote or consent of the limited partners of PLP required by the partnership agreement of PLP or this Merger Agreement or applicable law to effect the Merger.  IMC covenants and agrees that it will direct its controlled affiliates owning any partnership interests in PLP to vote for the Merger.

Section 4.3    Proxy Statement/Prospectus.  PLP and IMC shall file with the SEC under the Exchange Act a preliminary proxy statement/prospectus for the Special Meeting (the definitive form of such proxy statement/prospectus is referred to as the "Proxy Statement/Prospectus").  PLP and IMC shall use all reasonable commercial efforts to have the Proxy Statement/Prospectus cleared with the SEC as promptly as practicable.  PLP and IMC shall cause the Proxy Statement/Prospectus to be mailed to the limited partners of PLP as soon as practicable in accordance with applicable federal and state law.

Section 4.4    Authorization for Shares and Stock Exchange Listing.  Prior to the Effective Time, IMC and PLP shall have taken all action necessary to permit IMC to issue the number of shares of IMC Common Stock required to be issued pursuant to this Merger Agreement.  IMC shall use its commercially reasonable efforts to cause the shares of IMC Common Stock to be issued pursuant to the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 4.5    Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable commercial efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including taking all actions necessary to obtain the termination of any waiting period under, or any consent, waiver, approval or authorization relating to, the HSR Act, and to use all reasonable commercial efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Merger Agreement.

ARTICLE V
TERMINATION

Section 5.1    Termination.  This Merger Agreement may be terminated and the Merger contemplated hereby may be abandoned, in whole or in part, at any time prior to the Effective Time, whether before or after approval of the Merger by the Unit Majority:

(a)    By mutual written consent of all parties;

(b)    By any party, if:

(i)    there shall be any applicable law, rule or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining any party from consummating the Merger is entered and such judgment, injunction, order or decree shall have become final and non-appealable; or

(ii)    at the Special Meeting or at any adjournment or postponement thereof, if the approval of the Unit Majority referred to in Section 3.1(a) shall not have been obtained by reason of the failure to obtain the requisite vote;

(c)    By IMC, if any of PLP, PRP-GP or FMRP shall have failed to perform its agreements and covenants contained herein, which failure has a material adverse effect on either of PLP or PRP-GP, as the case may be, or materially and adversely affects the transactions contemplated by this Merger Agreement;

(d)    By PLP, PRP-GP or FMRP, if IMC shall have failed to perform its agreements and covenants contained herein, which failure has a material adverse effect on IMC, or materially and adversely affects the transactions contemplated by this Merger Agreement;

(e)    By PRP-GP if the Special Committee, after consultation with outside legal counsel, determines in good faith that termination of this Merger Agreement is required for PRP-GP's board of directors to comply with its fiduciary duties to PLP or its limited partners imposed by applicable law; or

(f)    By IMC, if there shall have occurred any event, circumstance, condition, development or occurrence causing, resulting in or having, or reasonably expected to cause, result in or have, a material adverse effect on PLP's business, operations, properties (taken as a whole), condition (financial or otherwise), results of operations, assets (taken as a whole), liabilities, cash flows or prospects.

Section 5.2    Effect of Termination.  In the event of termination of this Merger Agreement by a party as provided in Section 5.1, written notice thereof shall promptly be given to the other parties and this Merger Agreement shall forthwith terminate without further action by any of the parties hereto.  If this Merger Agreement is terminated as so provided, there shall be no liabilities or obligations hereunder on the part of any party hereto except as provided in Section 6.13 and except that nothing herein shall relieve any party hereto from liability for any breach of this Merger Agreement.

ARTICLE VI
MISCELLANEOUS

Section 6.1    Headings.  The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement.

Section 6.2    Amendment.  This Merger Agreement may be supplemented, amended or modified by an instrument in writing signed by IMC, FMRP, PRP-GP (on behalf of itself and as the administrative managing general partner of PLP) and Merger Sub at any time prior to the Closing Date; provided, however, that after obtaining the Unit Majority approval, no amendment may be made which would adversely change the type or amount of, or the method for determining, the Merger Consideration to be received upon consummation of the Merger or which would in any other way materially and adversely affect the rights of the Unitholders (other than a termination of this Merger Agreement or abandonment of the Merger).

Section 6.3    Waiver.  At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall not operate as an extension or waiver of, or estoppel with respect to, any subsequent failure of compliance or other failure.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid against such party if set forth in an instrument in writing signed by such party.

Section 6.4    Expiration of Representations and Warranties.  All representations and warranties made pursuant to this Merger Agreement shall expire with, and be terminated and extinguished by, the Merger on the Closing Date.

Section 6.5    Notices.  All notices and other communications to be given or made hereunder by any party shall be delivered by first class mail, or by personal delivery, postage or fees prepaid, (a) to PLP or PRP-GP c/o PLP at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn.:  Robert Pence, Corporate Secretary, with a copy to McGuire Woods LLP, 150 North Michigan Avenue, Suite 2500, Chicago, Illinois 60601, Attn: Larry Samuels, and (b) to IMC or FMRP c/o IMC at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn.:  Mary Ann Hynes, with a copy to Vinson & Elkins L.L.P., 666 Fifth Avenue, New York, New York 10103, Attn: Michael Swidler.

 Section 6.6    Counterparts.  This Merger Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Section 6.7    Severability.  If any term or other provision of this Merger Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 6.8    Entire Agreement.  This Merger Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 6.9    Remedies.  Except as otherwise expressly provided herein, this Merger Agreement is not intended to confer upon any other person any rights or remedies hereunder.

Section 6.10    Assignment.  This Merger Agreement shall not be assigned by operation of law or otherwise without the consent of all parties hereto.

Section 6.11    No Implied Waiver.  Except as expressly provided in this Merger Agreement, no course of dealing among the parties hereto and no delay by any of them in exercising any right, power or remedy conferred herein or now or hereafter existing at law or in equity, by statute or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

Section 6.12    Governing Law.  This Merger Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters.

Section 6.13    Expenses.  Except as otherwise provided herein, IMC shall pay all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated hereby, whether or not the Merger is completed.

Section 6.14    Tax Treatment.  Each of PLP, PRP-GP, FMRP, Merger Sub and IMC intend and agree that, for federal income tax and all other tax purposes, (i) following the Merger, Merger Sub shall be treated as a continuation of PLP and (ii) the transactions contemplated by this Merger Agreement shall be treated as an acquisition of PLP Units by PRP-GP and FMRP.  None of PLP, PRP-GP, FMRP, Merger Sub or IMC will take any position on any federal income tax or other tax return, or take any other tax reporting position, that is inconsistent with the tax treatment described in this Section 6.14.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has executed this Merger Agreement as of the date first written above.

IMC GLOBAL INC.

By:
Name:
Title:

PRP-GP LLC

By:
Name:
Title:

FMRP INC.

By:
Name:
Title:

PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP

By:    PRP-GP LLC, as administrative managing general partner

By:
Name:
Title:

PHOSPHATE ACQUISITION PARTNERS L.P.

By:    PRP-GP LLC, as administrative managing general partner

By:
Name:
Title:

EXHIBIT A

FORM OF CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

OF

PHOSPHATE RESOURCE PARTNERS LIMITED PARTNERSHIP

INTO

PHOSPHATE ACQUISITION PARTNERS L.P.

Pursuant to Title 6, Sec. 17-211 of the Delaware Revised Uniform Limited Partnership Act, the undersigned surviving limited partnership submits the following Certificate of Merger for filing and certifies that:

1.   The name and jurisdiction of formation of each of the domestic limited partnerships which are to merge are:

Name	Jurisdiction
Phosphate Resource Partners Limited Partnership	Delaware
Phosphate Acquisition Partners L.P.	Delaware

2.    An agreement and plan of merger has been approved and executed by each of the domestic limited partnerships which are to merge.

3.   The name of the surviving limited partnership is: Phosphate Acquisition Partners L.P.

4.   The agreement of merger is on file at a place of business of the surviving limited partnership, which is located at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

5.   A copy of the agreement of merger will be furnished by the surviving limited partnership, on request and without cost, to any partner of either of the domestic limited partnerships or any person holding an interest in either of the domestic limited partnerships which are to merge.

IN WITNESS WHEREOF, this Certificate of Merger has been duly executed as of the ___ day of ______, 2004.

PHOSPHATE ACQUISITION PARTNERS L.P.

By:    PRP-GP LLC, a Delaware limited liability
company and its administrative managing general partner

By:
 Name:
Title:

List of Schedules and Exhibits to the Agreement and Plan of Merger Omitted from this Exhibit 2:

Schedule 2.1 - Litigation

Exhibit B - Agreement and Plan of Merger and Contribution of Cargill/IMC

Registrant hereby agrees to furnish to the Commission, upon request, a copy of the disclosure schedule and exhibit that were omitted from the filing of this Exhibit 2.

Return to IMC Global Inc. Form 8-K